CI Financial

Michael J. Killeen
Senior Vice-President, General Counsel and Corporate Secretary
2 Queen Street East, Twentieth Floor
Toronto, Ontario M5C 3G7
T: 416-681-6507
F: 416-365-0501
E: mkilleen@ci.com



06016656


SEC MAIL PROCESSING
RECEIVED
SEP 7 2006
WASH, D.C. 160 SECTION

September 1, 2006

United States Securities
and Exchange Commission
Washington, D.C. 20549

SUPPL

Dear Sirs:

**Re: CI ~~Financial Income Fund~~ Fund Management, as successor to CI Financial Inc. (the "Company")
Rule 12g3-2(b) under the Securities Exchange Act of 1934
Your File No. 82-4994**

The Company is on the SEC's list of foreign private issuers that claim exemption pursuant to Rule 12g3-2(b), pursuant to which we hereby furnish the enclosed documentation duly marked with the requisite SEC file number, along with a Form 6-K.

If you have any questions or comments, please contact the undersigned.

Yours truly,

CI FINANCIAL



Michael J. Killeen
Senior Vice-President,
General Counsel and Corporate Secretary

MJK/cc
Encls.

c: Chris von Boetticher (w/o encls.)



j:\ci\mjk\letters\sec-ltr.doc

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934


RECEIVED
SEP 7 2006

For the month of August, 2006.

Commission File Number 82-4994

CI Financial Income Fund, as successor to CI Financial Inc.

(Translation of registrant's name into English)

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☐ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): X

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☒ No☐

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-4994.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CI Financial Income Fund, as successor to CI Financial Inc.
(Registrant)

Date September 1, 2006

By [signature]
(Signature) *
Michael J. Killeen, Senior Vice-President, General Counsel and Corporate Secretary

* Print the name and title under the signature of the signing officer.

SEC 1815 (05-06)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

82-4994



2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX.UN**

CI Financial reports sales and assets for July

TORONTO (August 1, 2006) – CI Financial Income Fund ("CI") today reported net sales of $159 million in its mutual and segregated funds in July 2006.

CI Investments Inc. had gross sales of $552 million and net sales of $157 million in its mutual and segregated funds, consisting of net sales of $160 million in long-term funds and net redemptions of $3 million in money market funds. United Financial Corporation had gross sales of $67 million and net sales of $2 million.

At July 31, 2006, assets under management were $57.7 billion and fee-earning assets were $74.6 billion.

"We are pleased with the consistently good sales we have posted this spring and summer in the face of the increased variability in financial markets," said Stephen A. MacPhail, President and Chief Operating Officer. "As a result of net sales and gains across all asset classes, our managed assets gained 1.4% or $784 million in July."

CI's fee-earning assets consisted of assets under management of $57.7 billion and administered/other assets of $16.9 billion. Assets under management included investment fund assets at CI Investments and United Financial of $56.7 billion and structured products/closed-end funds of $1.1 billion. Administered/other assets included institutional assets at Trilogy Global Advisors, LLC, which generate fees for CI. The $15.5 billion in assets under administration at Assante and IQON Financial Management Inc. (net of assets under management at United Financial) generate fees for those companies.

At July 31, 2006, CI's net debt totalled $363 million or approximately 55% of annualized EBITDA (adjusted for equity-based compensation) from the most recently reported quarter.

In other developments, Morningstar Canada reported in July that CI Investments continued to lead the industry with 52 funds with the top five-star rating at June 30, 2006.

Additional information about CI's sales, assets and financial position can be found below in the tables of preliminary statistics and at www.ci.com under "Financial Reports" in the Corporate section.

CI Financial **News Release**

CI FINANCIAL INCOME FUND JULY 31, 2006 MONTH-END STATISTICS			
MONTHLY SALES DATA	GROSS SALES (millions)	REDEMPTIONS (millions)	NET SALES (millions)
CI funds excluding MMF	$501	$341	$160
CI money market	51	54	-3
TOTAL CI Investments	$552	$395	$157
TOTAL United Financial	$67	$65	$2
TOTAL Skylon	$0	$16	-$16
TOTAL CI	$619	$476	$143

FEE-EARNING ASSETS	June 30/06 (millions)	July 31/06 (millions)	% Change
CI mutual/segregated funds	$46,694	$47,336	1.4
United Financial funds	9,184	9,325	1.5
	$55,878	$56,661	1.4
Structured products/closed-end funds	1,058	1,059	0.1
TOTAL Assets Under Management	$56,936	$57,720	1.4
CI administered/other assets	1,320	1,362	3.2
Assante/IQON assets under administration (net of $9.3 billion in United funds) (est)	15,509	15,509	0.0
TOTAL FEE-EARNING ASSETS	$73,765	$74,591	1.1

AVERAGE ASSETS UNDER MANAGEMENT	June 30/06 (millions)	July 31/06 (millions)	% Change
Monthly	$55,955	$56,959	1.8
Quarter-to-date	$55,955	$56,465	0.9
Fiscal year-to-date	$55,955	$56,465	0.9

FISCAL AVERAGE ASSETS UNDER MANAGEMENT	Fiscal 2006 (May) (millions)	Fiscal 2006 (Dec.) (millions)	% Change
Fiscal year average assets	$54,083	$56,465	4.4

EQUITY		FINANCIAL POSITION (millions unless otherwise indicated)	
LP units	146,774,836	Bank debt	$431
Trust units	137,620,691	Cash & marketable securities	$(68)
Total outstanding units	284,395,527	Net debt outstanding	$363
Yield at $28.77	7.0%	Net debt to annualized EBITDA (most recent quarter)	0.55:1
In-the-money options	6,560,033	In-the-money equity comp. liability (net of tax)	$57
Percentage of all options	100%	Terminal redemption value of funds	$772
All options % of units	2.3%	Quarter-to-date equity-based compensation*	$(9)

*Based on marked-to-market pre-tax equity-based compensation expense accrual from change in unit price from last quarter-end ($31.03) to July 31, 2006 ($28.77).

Note: Change in net debt reflects issuer bid settlements in July, corporate tax payment relating to May year-end, and July distribution of $0.1675 per unit.

CI Financial Income Fund (TSX: CIX.UN) is an independent, Canadian-owned wealth management company. CI offers a broad range of investment products and services, including an industry-leading selection of investment funds. CI is on the Web at www.ci.com.

EBITDA (earnings before interest, taxes, depreciation and amortization) is a non-GAAP (generally accepted accounting principles) earnings measure that does not have any standardized meaning prescribed by GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies. However, management believes that most shareholders, creditors, other stakeholders and investment analysts prefer to include the use of this performance measure in analyzing CI's results.

This press release contains forward-looking statements with respect to CI and its products and services, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

-30-

For further information contact:
Stephen A. MacPhail
President and Chief Operating Officer
(416) 364-1145

CI Investments™

2 Queen St. East, Twentieth Floor
Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX.UN**

CI Oil Sands and Energy EARNS™ offer investors a unique way to benefit from energy investments

TORONTO (August 9, 2006) – The shutdown of key pipelines from the Prudhoe Bay, Alaska, oil fields, followed by a $2 a barrel jump in the price of oil, shows that the energy market remains tight – providing opportunities for investors, says David R. McBain, Senior Vice-President, CI Investments Inc.

"Along with oil and gas prices, the share prices of energy companies have increased dramatically in recent years, and so investors naturally wonder if there are more gains to come," says Mr. McBain. "However, as we see from recent events, producers are still struggling to meet the demand for energy, which continues to grow at a strong pace."

CI Investments offers an innovative way for investors to benefit from potential gains in the energy sector – the CI Oil Sands and Energy EARNS™ (Enhanced Accelerated Return Note Securities), Series 1. The note securities, issued by National Bank of Canada, provide exposure to an actively managed portfolio of companies involved in the oil sands and alternative energy sources such as uranium and ethanol, as well as traditional oil and gas companies.

"The increasing demand for energy and the fact that much of the world's oil reserves are located in unstable regions mean that the Canadian oil sands and alternative energy technologies will become increasingly critical to the global energy supply," Mr. McBain says.

"The note securities allow investors to benefit from the potential long-term returns of the oil sands and other segments of the energy sector, as well as providing top-notch portfolio management and the potential for accelerated returns."

The portfolio is managed by Eric Bushell and Scott Vali of CI's award-winning Signature Advisors, who have posted strong returns as portfolio managers of CI Global Energy Corporate Class. Signature Advisors manages approximately $18.8 billion in assets on behalf of CI.

The acceleration feature of the CI Oil Sands and Energy EARNS™ provides investors with 150% of any positive return at the maturity of the note securities, but only 100% of any negative performance. This feature allows investors to enjoy the benefits of leverage without the corresponding downside of actual leverage. The note securities have an eight-year term to maturity and are not principal protected.

CI Oil Sands and Energy EARNS™, Series 1, are available for sale until August 31, 2006, through financial advisors, and are eligible for registered plans. The minimum purchase is $5,000. Detailed information regarding the CI Oil Sands and Energy EARNS™, Series 1, is contained in a prospectus and related pricing supplement filed on www.sedar.com and which may also be obtained through financial advisors authorized to distribute these securities.

CI Investments Inc. is a corporation controlled by CI Financial Income Fund (TSX: CIX.UN), an independent, Canadian-owned wealth management firm with approximately $74.6 billion in fee-earning assets as of July 31, 2006. CI Financial offers a broad range of investment products and services, including an industry-leading selection of investment funds. CI is on the Web at www.ci.com.

-30-

For further information, please contact:
David McBain
Senior Vice-President
CI Investments Inc.
416-364-1145

Placements CI[MC]

2, rue Queen Est, 20e étage
Toronto (Ontario) M5C 3G7
Téléphone : 416-364-1145 Sans frais : 1-800-268-9374
www.ci.com

Communiqué

POUR DIFFUSION IMMÉDIATE **Symbole TSX : CIX.UN**

Les Billets CI Oil Sands and Energy EARNS[MC] offrent aux investisseurs un moyen unique de tirer profit des placements énergétiques

TORONTO (Le 9 août 2006) – La fermeture des principales canalisations des champs pétrolifères de Prudhoe Bay, en Alaska, suivie par un bond de 2 $ du baril de pétrole, indique que le marché de l'énergie reste tendu, ce qui offre des occasions aux investisseurs, a déclaré M. David R. McBain, vice président principal, CI Investments Inc.

« Parallèlement aux prix du pétrole et du gaz, le cours de l'action des sociétés d'énergie a fortement progressé ces dernières années. Il est donc tout à fait naturel que les investisseurs se demandent s'ils peuvent s'attendre à de nouveaux gains, souligne M. McBain. Cependant, comme les événements récents en témoignent, les producteurs luttent toujours en vue de répondre à la demande d'énergie, qui continue d'augmenter rapidement. »

Placements CI offre aux investisseurs un moyen novateur de bénéficier d'éventuels gains dans le secteur de l'énergie : les Billets CI Oil Sands and Energy EARNS[MC] (billets à rendement majoré bonifié), série 1. Ces billets, émis par la Banque Nationale du Canada, donnent accès à un portefeuille activement géré et composé de sociétés présentes dans les secteurs des sables bitumineux et des sources d'énergie alternatives, comme l'uranium et l'éthanol, ainsi que de sociétés pétrolières et gazières traditionnelles.

« La hausse de la demande d'énergie et le fait qu'une grande partie des réserves mondiales se trouve dans des régions instables signifient que les technologies énergétiques alternatives et les sables bitumineux canadiens deviendront de plus en plus essentiels pour l'offre mondiale d'énergie », affirme M. McBain.

« Ces billets permettent aux investisseurs de tirer profit des rendements potentiels à long terme des sables bitumineux et d'autres segments du secteur de l'énergie, en plus de leur fournir une gestion de portefeuille de premier ordre et un potentiel de rendements bonifiés. »

Ce portefeuille est géré par Eric Bushell et Scott Vali, qui font partie de la fameuse équipe Signature Advisors de Placements CI, et qui ont obtenu d'excellents rendements à titre de gestionnaires de portefeuille de la Catégorie de société énergie mondiale CI. Signature Advisors gère environ 18,8 milliards de dollars d'actif au nom de CI.

La fonction de bonification des Billets CI Oil Sands and Energy EARNS[MC] offre aux investisseurs une participation bonifiée de 150 % à tout rendement positif à l'échéance, mais une participation de seulement 100 % à tout rendement négatif. Elle permet aux investisseurs de bénéficier des avantages de l'effet de levier, sans en subir les inconvénients. Il s'agit de billets de huit ans à capital non protégé.

Les Billets CI Oil Sands and Energy EARNS[MC], série 1, qui sont en vente jusqu'au 31 août 2006 par l'intermédiaire des conseillers financiers, sont admissibles aux régimes enregistrés. La souscription minimale est de 5 000 $. Vous trouverez des renseignements détaillés sur les Billets CI Oil Sands and Energy EARNS[MC], série 1, dans le prospectus et le document d'information connexe figurant à l'adresse www.sedar.com. Vous pouvez aussi vous procurer ces documents auprès d'un conseiller financier autorisé à vendre ces titres.

CI Investments Inc. est une société contrôlée par CI Financial Income Fund (TSX : CIX.UN), société de gestion de patrimoine indépendante sous contrôle canadien ayant environ 74,6 milliards de dollars d'actif au 31 juillet 2006. CI Financial offre une vaste gamme de produits et services de placement, y compris un choix de fonds de placement de premier rang. CI est présente sur le Web à l'adresse www.ci.com.

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Pour obtenir un complément d'information, veuillez vous adresser à :

David McBain
Vice-président principal
CI Investments Inc.
416-364-1145

CI Investments™

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: CNV.UN **FOR IMMEDIATE RELEASE**

Convertible & Yield Advantage Trust Announces Distribution For Month Ending August 31, 2006

Toronto, August 17, 2006 – Convertible & Yield Advantage Trust (the "Trust") announces a distribution for the month ending August 31, 2006 of $0.1458 per unit payable on September 15, 2006 to unitholders of record as at August 31, 2006.

The Trust's investment objectives are: (i) to provide unitholders with a stable stream of monthly distributions of $0.1458 per unit ($1.75 per annum to yield 7.0% on the subscription price of $25.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about October 31, 2013.

The Trust is listed on the Toronto Stock Exchange under the symbol CNV.UN.

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

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CI Investments™

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: HYM.UN **FOR IMMEDIATE RELEASE**

High Yield & Mortgage Plus Trust Announces Distribution For Month Ending August 31, 2006

Toronto, August 17, 2006 – High Yield & Mortgage Plus Trust (the "Trust") announces a distribution for the month ending August 31, 2006 of $0.15625 per unit payable on September 15, 2006 to unitholders of record as at August 31, 2006.

The Trust's investment objectives are: (i) to provide unitholders with a stable stream of tax efficient monthly distributions consisting of capital gains and return of capital of $0.15625 per unit ($1.875 per annum to yield 7.5% on the subscription price of $25.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about December 31, 2014.

The Trust is listed on the Toronto Stock Exchange under the symbol HYM.UN.

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

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CI Investments™

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: SDF.UN **FOR IMMEDIATE RELEASE**

Signature Diversified Value Trust Announces Distribution For Month Ending August 31, 2006

Toronto, August 17, 2006 – Signature Diversified Value Trust (the "Trust") announces a distribution for the month ending August 31, 2006 of $0.0666 per unit payable on September 15, 2006 to unitholders of record as at August 31, 2006.

The Trust's investment objectives are (i) to provide unitholders with a stable stream of tax efficient monthly distributions consisting primarily of capital gains and return of capital targeted to be $0.0666 per unit ($0.80 per annum to yield 8.00% on the subscription price of $10.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $10.00 per unit to unitholders on or about December 31, 2012.

The Trust is listed on the Toronto Stock Exchange under the symbol SDF.UN.

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

j:\ci\mdt\skylon\distributions\2006\aug06\rel-signature.doc

CI Investments™

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: SLN.UN **FOR IMMEDIATE RELEASE**

Skylon Capital Yield Trust Announces Distribution For Month Ending August 31, 2006

Toronto, August 17, 2006 – Skylon Capital Yield Trust (the "Trust") announces a distribution for the month ending August 31, 2006 of $0.1875 per unit payable on September 15, 2006 to unitholders of record as at August 31, 2006.

The Trust's investment objectives are (i) to provide unitholders with a stable stream of monthly distributions of $0.1875 per unit ($2.25 per unit per year resulting in a 9.0% annual yield on the subscription price of $25.00 per unit) consisting of capital gains and return of capital; and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about April 30, 2007.

The Trust is listed on the Toronto Stock Exchange under the symbol SLN.UN.

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

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CI Investments

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: SLP.UN **FOR IMMEDIATE RELEASE**

Skylon Global Capital Yield Trust Announces Distribution For Month Ending August 31, 2006

Toronto, August 17, 2006 – Skylon Global Capital Yield Trust (the "Trust") announces a distribution for the month ending August 31, 2006 of $0.1510 per unit payable on September 15, 2006 to unitholders of record as at August 31, 2006.

The Trust's investment objectives are: (i) to provide unitholders with a stable stream of tax efficient monthly distributions consisting of capital gains and return of capital of $0.1510 per unit ($1.81 per annum to yield 7.25% on the subscription price of $25.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about July 31, 2012.

The Trust is listed on the Toronto Stock Exchange under the symbol SLP.UN.

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

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CI Investments™

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: SPO.UN **FOR IMMEDIATE RELEASE**

Skylon Global Capital Yield Trust II Announces Distribution For Month Ending August 31, 2006

Toronto, August 17, 2006 – Skylon Global Capital Yield Trust II (the "Trust") announces a distribution for the month ending August 31, 2006 of $0.1510 per unit payable on September 15, 2006 to unitholders of record as at August 31, 2006.

The Trust's investment objectives are: (i) to provide holders of units with a stable stream of tax efficient monthly distributions consisting of capital gains and return of capital of $0.1510 per unit ($1.81 per annum to yield 7.25% on the subscription price of $25.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about July 31, 2012.

The Trust is listed on the Toronto Stock Exchange under the symbol SPO.UN.

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

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CI Investments™

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: SKG.UN **FOR IMMEDIATE RELEASE**

Skylon Growth & Income Trust Announces Distribution For Month Ending August 31, 2006

Toronto, August 17, 2006 – Skylon Growth & Income Trust (the "Trust") announces a distribution for the month ending August 31, 2006 of $0.05833 per unit payable on September 15, 2006 to unitholders of record as at August 31, 2006.

The Trust's investment objectives are: (i) to provide unitholders with monthly distributions; (ii) to endeavour to preserve capital throughout the life of the Trust; and (iii) to enhance the long-term total return of the Portfolio.

The Trust is listed on the Toronto Stock Exchange under the symbol SKG.UN.

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

j:\ci\mdt\skylon\distributions\2006\aug06\rel-skylon-growth.doc

CI Investments

2 Queen Street East, Twentieth Floor, Toronto, Ontario, M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: Series A: SIA.UN
Series B: SIA.U

FOR IMMEDIATE RELEASE

Skylon International Advantage Yield Trust
Announces Distribution for Month Ending August 31, 2006

Toronto, August 17, 2006 – Skylon International Advantage Yield Trust (the "Trust") announces distributions to unitholders of record for the month ending August 31, 2006 as follows:

Series	Distribution Amount	Record Date	Payment Date
Series A units	Cdn$0.1042 per unit	August 31, 2006	September 15, 2006
Series B units	US$0.0417 per unit	August 31, 2006	September 15, 2006

The Trust's investment objectives are: i) to provide unitholders with a stable stream of tax efficient monthly distributions consisting of capital gains and return of capital of Cdn$0.1042 per Series A unit (Cdn$1.25 per annum to yield 5.00% on the subscription price of Cdn$25 per unit), and US$0.0417 per Series B unit (US$0.50 per annum to yield 5.00% on the subscription price of US$10 per unit); and ii) to endeavour to preserve and enhance the net asset value of each series of units of the Trust in order to return at least the original subscription price of the units to investors on or about December 31, 2013.

Units of the Trust trade on the Toronto Stock Exchange as follows: Series A units (Cdn$) trade under the symbol SIA.UN and Series B units (US$) trade under the symbol SIA.U.

For more information, please contact:

CI Investments Inc.
(416) 364-1145
1-800-268-9374



2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: YOU.UN **FOR IMMEDIATE RELEASE**

**Yield Advantage Income Trust Announces
Distribution For Month Ending August 31, 2006**

Toronto, August 17, 2006 – Yield Advantage Income Trust (the "Trust") announces a distribution for the month ending August 31, 2006 of $0.0583 per unit payable on September 15, 2006 to unitholders of record as at August 31, 2006.

The Trust's investment objectives are: (i) to provide unitholders with tax efficient monthly distributions consisting primarily of capital gains and returns of capital initially targeted to be $0.0583 per unit ($0.70 per annum to yield 7.0% on the subscription price of $10.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $10.00 per unit to unitholders on or about December 31, 2015.

The Trust is listed on the Toronto Stock Exchange under the symbol YOU.UN.

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

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CI Investments™

2 Queen St. East, Twentieth Floor
Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX.UN**

CIBC CI M.A.X. Deposit Notes™, Series 4, offer increased yield potential with principal protection

TORONTO (August. 22, 2006) – CIBC and CI Investments Inc. today announced the launch of CIBC CI M.A.X. Deposit Notes™, Series 4, which provide for enhanced exposure to a leading CI income balanced fund.

A dynamic allocation strategy provides the potential for 200% exposure to Signature Income & Growth Fund. However, this series of the notes will be launched with an initial 135% exposure to the fund, providing the potential for increased yields during the term of the deposit notes. In addition, investors' principal will be fully protected if the deposit notes are held until maturity.

Signature Income & Growth Fund is managed by Eric Bushell, Chief Investment Officer of Signature Advisors of CI Investments. The fund invests in a well-diversified mix of income-generating securities, including equities, income trusts and high-yield bonds, and is positioned to maximize the short-term benefits of each asset class. The fund pays monthly distributions for a targeted annual yield of approximately 7%.

Over the term of the deposit notes, exposure will be dynamically allocated between notional units of the fund and notional bonds in accordance with a pre-defined set of portfolio allocation rules. This dynamic allocation strategy is designed to enhance returns when the fund's performance is positive and reduce volatility when performance is negative.

Investors will be paid monthly coupons equivalent to 75% of ordinary distributions payable on the fund units, with all other distributions being reinvested in the structure. Any growth in the net asset value of the deposit notes over the eight-year term will be paid to investors by way of a final variable interest payment on the maturity date.

While there is no cap on the amount of interest that may be payable on the deposit notes, it is possible that a monthly coupon may not be paid in any month and a final variable payment may not be paid at maturity. The full $100 principal amount per deposit note will be repaid by CIBC on the maturity date regardless of the performance of the fund.

CIBC CI M.A.X. Deposit Notes, Series 4, are 100% eligible for registered plans and are available through most financial advisors until October 13, 2006. The issue price is $100 per deposit note, with a minimum investment of $5,000. The complete terms of the offering are set out in the information statement dated August 4, 2006, which can be obtained by investors from their advisors. Further information about the deposit notes can also be found at www.ci.com.

CI Investments Inc. is a corporation controlled by CI Financial Income Fund (TSX: CIX.UN), an independent, Canadian-owned wealth management firm with approximately $74.6 billion in fee-earning assets as of July 31, 2006. CI Financial offers a broad range of investment products and services, including an industry-leading selection of investment funds. CI is on the Web at www.ci.com.

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News Release

For further information, please contact:

David R. McBain
Senior Vice-President
CI Investments Inc.
416-364-1145

Placements CI[MC]

2, rue Queen Est, 20e étage
Toronto (Ontario) M5C 3G7
Téléphone : 416-364-1145 Sans frais : 1-800-268-9374
www.ci.com

Communiqué

POUR DIFFUSION IMMÉDIATE **Symbole TSX : CIX.UN**

Les Billets de dépôt M.A.X.[MC] – CIBC CI, série 4, offrent un meilleur potentiel de revenu, ainsi qu'une protection du capital

TORONTO (22 août 2006) – La CIBC et CI Investments Inc. ont annoncé aujourd'hui le lancement des Billets de dépôt M.A.X.[MC] - CIBC CI, série 4, qui bénéficient d'une exposition plus importante à l'un des meilleurs fonds de revenu équilibré offert par CI.

La mise en place d'une stratégie de répartition dynamique de l'actif donne l'occasion d'obtenir une exposition au Fonds de revenu et de croissance Signature pouvant atteindre 200 %. Toutefois, cette série de billets sera lancée avec une exposition de 135 % au Fonds, ce qui permettra d'obtenir des rendements plus élevés au cours du terme des Billets de dépôt. De plus, le placement initial de l'investisseur se dote d'une protection de 100 % si les Billets de dépôt sont détenus jusqu'à l'échéance.

Le Fonds de revenu et de croissance Signature est géré par Eric Bushell, directeur des placements et chef de Signature Advisors de Placements CI. Le Fonds investit dans une sélection très bien diversifiée de titres versant des revenus, y compris des actions, des fiducies de revenu et des obligations à rendement élevé. Grâce à cette exposition, le Fonds est bien positionné pour obtenir un meilleur rendement à court terme pour chaque catégorie d'actif. Le Fonds verse des distributions mensuelles et vise un rendement annuel cible d'environ 7 %.

L'exposition au Fonds, assurée par l'entremise des Billets de dépôt, sera répartie jusqu'à l'échéance de façon dynamique entre des obligations et des parts du Fonds, en conformité avec les règlements préétablis se rapportant à la répartition du portefeuille. Cette stratégie de répartition dynamique de l'actif a été conçue pour améliorer les rendements lorsque la performance est positive et réduire la volatilité lorsque la performance est négative.

Les investisseurs recevront des coupons mensuels équivalents à 75 % des distributions ordinaires du Fonds; toutes les autres distributions seront réinvesties au sein de la structure. Toute croissance de la valeur de l'actif net des Billets de dépôt au cours de la durée de huit ans sera versée aux investisseurs par la voie d'un dernier paiement variable payable à la date d'échéance.

Bien qu'il n'existe aucun plafond sur le montant d'intérêt payable sur les Billets de dépôt, il est possible que le paiement de coupons ne s'effectue pas au courant d'un mois quelconque (option coupon) et un dernier paiement variable pourra ne pas être payé à l'échéance. Le montant du capital entier (100 $) par Billet de dépôt sera remboursé par la CIBC à la date d'échéance, peu importe le rendement des fonds.

Les Billets de dépôt M.A.X.[MC] – CIBC CI, série 4, sont entièrement admissibles aux comptes enregistrés et seront offerts jusqu'au 13 octobre 2006 par l'entremise de la majorité des conseillers financiers. Le prix d'émission est de 100 $ par Billet de dépôt et le placement minimum est fixé à 5 000 $. Pour connaître l'intégralité des modalités de l'offre, les investisseurs peuvent consulter le

document d'information daté du 4 août 2006, qui peut être obtenu auprès de leur conseiller financier. Des renseignements supplémentaires à l'égard des Billets de dépôt sont disponibles sur le site www.ci.com .

CI Investments Inc. est une filiale en propriété exclusive de CI Financial Income Fund (TSX : CIX.UN), une société de gestion de placements indépendante sous contrôle canadien, qui gérait un actif rapportant des commissions de 74,6 milliards de dollars au 31 juillet 2006. CI Financial, en tant que chef de file de l'industrie des fonds de placement, offre une vaste gamme de produits et services de placement. Le site Web de CI se trouve à l'adresse www.ci.com.

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Pour de plus amples renseignements, veuillez communiquer avec :

David R. McBain
Vice-président principal
CI Investments Inc.
416-364-1145